David S. Hunt email: dh@hunt-pc.com	THE HUNT LAW CORPORATION A Professional Corporation 66 Exchange Place Salt Lake City, Utah 84111	Telephone: (801) 355-7878 Facsimile: (801) 906-6164

February 17, 2006

Maryse Mills-Apenteng, Esq.

Securities & Exchange Commission

Washington, DC 20549

Mail Room 4561

Re:

Face Print Global Solutions, Inc.

Registration Statement on Form SB-2

File No. 333-129328

Dear Ms. Mills-Apenteng:

This office represents Face Print Global Solutions, Inc. Please be informed that Face Print Global

Solutions, Inc. hereby withdraws its Registration Statement on Form SB-2, originally filed on October

31, 2005. Thank you for your attention in this matter.

Respectfully,

/s/ David S. Hunt

David S. Hunt

Attorney for Face Print